United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Sara Kalin, Esq.

March 21, 2006

Re:	AFS SenSub Corp. and AFS Funding Trust
Second Amended Form S-3 Shelf Registration Statement,
File No. 333-130439 (the “Registration Statement”)

Dear Ms. Kalin:

We are writing to you in response to the comments that you transmitted to us on February 13, 2006 relating to the Registration Statement that AFS SenSub Corp. and AFS Funding Trust (the “Co-Registrants”) filed with the Commission on December 19, 2005. Previously, on February 2, 2006, we submitted a response letter (the “Initial Response Letter”) and an amended copy of the Registration Statement to you, responding to the initial set of comments that you transmitted to us on January 17, 2006. I offer the responses below on behalf of the Co-Registrants and in connection with the amendment No. 2 to the Registration Statement that is today being filed on Form S-3/A (the “Second Amended Filing”).

References in this document to the “Insured Transaction Prospectus Supplement” refer to the Form of Prospectus Supplement that is captioned on its cover page as the “Insured Transaction Form of Prospectus Supplement”, references to the “Senior-Sub Transaction Prospectus Supplement” refer to the Form of Prospectus Supplement that is captioned on its cover page as the “Senior-Subordinate Transaction Form of Prospectus Supplement” and references to the “Base Prospectus” refer to the Prospectus, each as included in the Second Amended Filing. Page references that cite to these documents refer to the hard copy blacklined versions that we have mailed to you. Except in cases where a different regulation or statute is explicitly cited below, all statutory references in this letter are to Regulation AB.

1. Insured Transaction Prospectus Supplement: Cross-Collateralization

You have asked us to expand the legal analysis that we provided in item 10 of the Initial Response Letter, where we attempted to explain why the cross-collateralization that is a feature of certain securitizations sponsored by AmeriCredit Financial Services, Inc. (the “Sponsor”) is consistent with the definition of “asset-backed security” that is set forth in Item 1101(c)(1) of Regulation AB (the “ABS Definition”). In the following response to this request, we use the term “Transaction” to refer to any securitization sponsored by the Sponsor; the term “Senior-Sub Transaction” to refer to any Transaction that features a senior-subordinated prioritization among the classes of issued securities; the term “Insured Transaction” to refer to any Transaction that benefits from credit enhancement in the form of a financial guaranty insurance policy; the term “Related Notes” to refer to the notes issued in a specific Transaction; the term “Related Policy” to refer to the financial guaranty insurance policy that provides credit enhancement for a specific Insured Transaction; the term “Insurer” to refer to the financial guaranty insurer that issues a Related Policy1; the term “Cross-collateralization” to refer to the feature, described

[1]	To date, the Insured Transactions sponsored by the Sponsor have been insured by Financial Security Assurance Inc. ("FSA"), MBIA Insurance Corporation ("MBIA"), XL Capital Assurance Inc. ("XLCA") and Ambac Assurance Corporation ("Ambac"). However, the two Ambac-insured securitizations that have been executed are not Cross-collateralized with each other or with any other transactions and are, therefore, not explicitly cited in the following discussion.

Continued on the following page...

Sara Kalin, Esq.

March 21, 2006

more fully below, whereby excess cashflow from one Transaction is transferred to a spread account or reserve account relating to a different Transaction (with the terms “Cross-collateralized” and “Cross-collateralize” to be interpreted accordingly); and the term “Cross-collateralized Transactions” to refer to Transactions that are Cross-collateralized.2

We note that the ABS Definition provides, in part, that “asset-backed security means a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets . . . plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the securityholders.” The Regulation AB Enacting Release3 recognizes that “Credit enhancement or other support for asset-backed securities can be provided in a variety of ways, including features internally structured into the transaction to provide support as well as externally provided enhancement or support”4 (“Credit Enhancement Features”). As is illustrated below, Cross-collateralization is a Credit Enhancement Feature that operates as a form of “externally provided enhancement or support” for a Transaction, providing funds from Cross-collateralized Transactions to increase or supplement other Credit Enhancement Features within a Transaction. For this reason, we believe that Cross-collateralization is consistent with the ABS Definition and is a permissible feature of a Transaction.5

Mechanics of Cross-collateralization

At any time that a Transaction’s internal Credit Enhancement Features are at their required levels, any Excess Spread (as defined below) generated by the securitization will be deposited to the related Spread Account (as defined below) in order to facilitate Cross-collateralization between the Transaction and any Cross-collateralized Transactions, if required and in accordance with the procedures and limitations described below. If no payments are required to be made with respect to Cross-collateralization in a given period, these “bottom of the waterfall” amounts will be released from the related Spread Account (insofar as they represent amounts over-and-above the amount required to be on deposit in the Spread Account at that time (the “Requisite Amount”)) and will be released to the person—typically the depositor for the securitization—holding the residual interest in the related issuing entity. In other words, if no Cross-collateralization is necessary, the amounts that are available to fund the Cross-collateralization are treated in the same manner that Excess Spread is generally treated in securitizations and are released to the Transaction’s holder of the residual interest.

...continued from the preceding page

[2]	To date, only Insured Transactions have included a cross-collateralization feature. It is possible that in the future Senior-Sub Transactions might also contain Cross-collateralization features that are similar to those described herein for Insured Transactions, so where appropriate we have made general references to "Transactions" rather than limiting the analysis to Insured Transactions.
[3]	Asset-Backed Securities, 17 C.F.R. Parts 210, 228, 229, 230, 232, 239, 240, 242, 245 and 249 (2004) (Release Nos. 33-8518; 34-50905; File No. S7-21-04) (December 2004).
[4]	Id. at 1548.
[5]	In the Initial Response Letter, we supported our assertion that Cross-collateralization does not prevent securities from meeting the ABS Definition by clarifying that the incoming cashflow from Cross-collateralized Transactions does not interfere with an Insured Transaction's securities being "primarily serviced" by the cashflow from the related automobile loan contracts. We understand that in your recent discussions with our outside counsel at Dewey Ballantine LLP you have indicated that in the response we are now providing we should describe how the Cross-collateralization serves as a Credit Enhancement Feature rather than further elaborating on the analysis that we provided in the Initial Response Letter. We do, however, continue to believe that the analysis set forth in the Initial Response Letter supports the conclusion that we expand upon in this response.

Sara Kalin, Esq.

March 21, 2006

A. Cross-Collateralization in FSA-Insured Transactions

Prior to October 2002, FSA was the insurer for all of the Sponsor’s Insured Transactions. The Cross-collateralization for these securitizations (the “Older FSA-Insured Transactions”), certain of which are still outstanding, differs from both the Cross-collateralization in the Transactions that have been insured by FSA and executed since October 2002 (the “Newer FSA-Insured Transactions” and, together with the Older FSA-Insured Transactions, the “FSA-Insured Transactions”) and the Transactions that have been insured by other Insurers that include Cross-collateralization.6

Amounts that are on deposit in an FSA-Insured Transaction’s Spread Account and that are in excess of the related Requisite Amount or that relate to a Transaction for which the Related Notes have been paid in full (the “Spread Account Excess Amounts”) can be used, in accordance with the terms of the master spread account agreement, for the benefit of other FSA-Insured Transactions in the following instances: (i) to pay certain Issuing Entity Payments (as defined below) that would otherwise go unpaid after the application of available cash from the Transaction that requires support, (ii) to fund Overcollateralization and/or the Spread Account for the related Transaction to their required levels in the manner described in the following paragraphs, (iii) to reimburse another Transaction’s Spread Account for withdrawals that were previously made from it to fund certain Cross-collateralization payments and (iv) to pay certain miscellaneous obligations of the Issuing Entity for the related Transaction that do not constitute Issuing Entity Payments and that would otherwise go unpaid after the application of available cash from that Transaction. Additionally, all amounts on deposit in a Spread Account (the “Spread Account Amounts”) may be used, also in accordance with the terms of the master spread account agreement, to fund certain Issuing Entity Payments that would otherwise go unpaid (after use of Spread Account Excess Amounts from all Cross-collateralized Transactions) in order to prevent a draw on the Related Policy.

The Spread Account priority of payments for Older FSA-Insured Transactions and for Newer FSA-Insured Transactions are outlined and compared in Annex 1 attached hereto. At each level of the waterfall, other than priority fourth, the Cross-collateralization features for the Older FSA-Insured Transactions and the Newer FSA-Insured Transactions mirror each other.

With regard to Older FSA-Insured Transactions, priority fourth states that if a Spread Account is not funded to its Requisite Amount then (A) if no event of default has occurred under the related insurance agreement but a collateral performance trigger exists, Spread Account Excess Amounts from other Older FSA-Insured Transactions will be available to fund that Spread Account up to its Requisite Amount and (B) if an event of default has occurred under the related insurance agreement, Spread Account Excess Amounts from all other FSA-Insured Transactions will be available to fund that Spread Account up to its Requisite Amount.

With regard to Newer FSA-Insured Transactions, priority fourth has been modified. If the combined level of Overcollateralization plus Spread Account Amounts in a Newer FSA-Insured Transaction is less than that Transaction’s combined targeted level of Overcollateralization plus Spread Account Requisite Amount after the determination date on which that Transaction first reached its combined initial targeted level of Overcollateralization plus Spread Account Amounts, then (A) if no event of default has occurred under the related insurance agreement, Spread Account Excess Amounts

[6]	See Annex 1 hereto for a detailed comparison of the cross-collateralization provisions for Older FSA-Insured Transactions, Newer FSA-Insured Transactions and Insured Transactions with MBIA and XLCA.

Sara Kalin, Esq.

March 21, 2006

(first, from other Newer FSA-Insured Transactions and, second, from Older FSA-Insured Transactions) will be transferred to such Spread Account to fund this shortfall and (B) if an event of default has occurred under the related insurance agreement, Spread Account Excess Amounts from all other FSA-Insured Securitizations will be available to fund this shortfall.

Therefore, application of Spread Account Excess Amounts at priority fourth differs between the Newer FSA-Insured Transactions and the Older FSA-Insured Transactions in four material ways. First, Cross-collateralization amounts are deposited to a Newer FSA-Insured Transaction’s Spread Account if the combined Overcollateralization and Spread Account Amounts are below the targeted combined level, not only if the Spread Account fails to be funded to its Requisite Amount. Second, Cross-collateralized amounts are available to fund these shortfalls only after the date on which the Transaction that is experiencing the shortfall first met its combined targeted level of Overcollateralization and Spread Account Amounts. Third, even absent an event of default, Cross-collateralized amounts are available to fund these shortfalls from both Newer FSA-Insured Transactions and Older FSA-Insured Transactions. And fourth, these Cross-collateralized amounts are available regardless of whether a trigger event exists for the Transaction that is experiencing the shortfall.

B. Cross-Collateralization in Insured Transactions with MBIA and XLCA

Since 2002, MBIA and XLCA have also issued Insurance Policies in Transactions featuring Cross-collateralization. The Cross-collateralization that exists among MBIA-insured securitizations and that exists among XLCA-insured securitizations is substantially similar to the Cross-collateralization that is provided in the Newer FSA-Insured Transactions. However, as is illustrated in Annex 1, there are functional differences between the Newer FSA-Insured Transaction Cross-collateralization and the MBIA- and XLCA-Insured Transaction Cross-collateralization, principally in the manner that Spread Account Excess Amounts are used to increase the Spread Account deposits and Overcollateralization for Cross-collateralized Transactions.

Priority seventh of the MBIA- and XLCA-Insured Transaction waterfalls provides that Spread Account Excess Amounts are available to fund a Cross-collateralized Transaction, after its twelfth distribution date, to cause the Requisite Amount (without giving effect to any increases over the base Requisite Amount that may have been triggered) to be on deposit therein. This differs from the FSA-Insured Transactions (for which a discussion of the Cross-collateralization provisions relating to Spread Account amounts is set forth above) principally in that the FSA-Insured Transactions do not require that the Securitization with an under-funded Spread Account wait until its twelfth distribution date to receive this inflow from Cross-collateralized Transactions.

Priority eighth of the MBIA- and XLCA-Insured Transaction waterfalls provides that Spread Account Excess Amounts are available to fund a Cross-collateralized Transaction, after its twelfth distribution date, to cause the required amount of Overcollateralization to be achieved. This differs from the Newer FSA-Insured Transactions7 in that it requires that the Securitization with an under-funded amount of Overcollateralization wait until its twelfth distribution date to receive these Cross-collateralized payments.

Finally, the MBIA- and XLCA-Insured Transactions differ from the FSA-Insured Transactions in two more general ways. First, amounts on deposit in an MBIA- or XLCA-Insured

[7]	As more fully set forth above and in Annex I, the Older FSA-Insured Transactions do not feature Cross-collateralization to build a Transaction's Overcollateralization shortfall.

Sara Kalin, Esq.

March 21, 2006

Transaction’s Spread Account are available for Cross-collateralization only after nearly all payments (with the exception of certain indemnification amounts owing to a Transaction’s backup servicer) have first been made within the Transaction. This differs from the FSA-Insured Transaction where payments from a Transaction’s Spread Account at levels second through fifth take priority over a variety of payments that remain to be made with respect to that same Transaction at level sixth. Also, all Cross-collateralization that is funded from an MBIA- or XLCA-Insured Transaction comes from Spread Account Excess Amounts, whereas the FSA-Insured Transactions provide for Cross-collateralization at level third from all Spread Account Amounts.

Sponsor’s Forms of Credit Enhancement in Transactions

A. Spread Account.

Each Transaction incorporates a “Spread Account” (referred to as a “reserve account” in Senior-Sub Transactions) into which cash is deposited at closing and/or in accordance with the securitization’s priority of payments provisions that are set forth in the related sale and servicing agreement. The Requisite Amount for a Spread Account is determined by reference to formulas that are established at closing. The Requisite Amount may increase, or “step-up”, if certain performance triggers are breached or if certain specified events (e.g., events of default under the related indenture) occur.

B. Overcollateralization.

At the outset of each Transaction, the principal balance of the pool of automobile loans that support the Related Notes (the “Related Pool”) typically exceeds the principal balance of the Related Notes and the amount of this excess may be increased post-closing by using interest collections to make principal payments on the Related Notes. The amount of this excess is referred to as “Overcollateralization.” Overcollateralization protects against principal losses on the Related Notes by helping to ensure that, despite losses on the Related Pool, actual principal collections will suffice to repay the principal of the Related Notes. Overcollateralization also protects against interest losses on the Related Notes insofar as it contributes to a securitization’s “excess spread.”

C. Excess Spread

Every Transaction is structured with the expectation that interest that flows into the Transaction from the Related Pool will substantially exceed amounts that flow out of the Transaction as interest payments to noteholders and transaction fees and expenses (including servicer fees, trustee fees, Insurer premium on Insured Transactions and similar amounts) (such amounts, the “Issuing Entity Payments”). This is a function not only of the interest rates charged on the loans in the Related Pool but also of Overcollateralization, which causes there to be a greater balance of interest-producing assets than interest-accruing liabilities. To the extent that incoming interest payments exceed the Issuing Entity Payments, “Excess Spread” exists within the related securitization.

D. Cross-Collateralization

Cross-collateralization also serves as credit enhancement for Cross-collateralized Transactions. Funds that flow into a Transaction from a Cross-collateralized Transaction either (i) are used to increase other Credit Enhancement Features in that Transaction by causing amounts on deposit in the Spread Account to increase toward the Requisite Amount or by funding increases in Overcollateralization or (ii) are applied to fund Issuing Entity Payments or other amounts (e.g., indemnity payments) that cannot be funded by the Transaction’s cashflow or other Credit Enhancement Features.

Sara Kalin, Esq.

March 21, 2006

E. Financial Guaranty Insurance Policy.

Each Insured Transaction is also enhanced by the Related Policy. A Related Policy typically guarantees that (i) interest on the Related Notes will be paid when due, (ii) principal on the Related Notes will be paid on the legal final maturity date and (iii) if the principal balance of the Related Notes ever exceeds the principal balance of the Related Pool, a principal payment will be made on the Related Notes so that the two balances are made equal. Amounts will be drawn on the Related Policy only if all internal Credit Enhancement Features (Excess Spread, Spread Account, Overcollateralization) and amounts provided by Cross-collateralization have been fully applied and Issuing Entity Payments remain due and payable.

F. Application of Credit Enhancement Features to Fund Issuing Entity Payments.

If automobile loan contracts in the Related Pool default and stop generating interest collections altogether, or if they are delinquent and do not contribute cashflow in a given period, Overcollateralization and Excess Spread are the initial Credit Enhancement Features that prevent the resulting shortfalls from affecting the distribution of Issuing Entity Payments. If Overcollateralization and Excess Spread are insufficient to cover any collection shortfalls and Issuing Entity Payments cannot be funded from the current period’s collections, then up to the entire amount on deposit in the Spread Account will be withdrawn to fund the unpaid Issuing Entity Payments. If Overcollateralization, Excess Spread and Spread Account moneys are insufficient to cover shortfalls in Issuing Entity Payments, funds on deposit in the Spread Accounts of Cross-collateralized Transactions may be available to cover such shortfalls. Finally, with respect to Insured Transactions, if after applying Excess Spread, Spread Account moneys and funds available under Cross-collateralization, certain Issuing Entity Payments still will go unpaid on a distribution date, the indenture trustee will submit a request for payment under the Related Policy and that payment will be used to fund such remaining Issuing Entity Payments.

Conclusion

As described above, Cross-collateralization enhances Transactions that require additional support in two ways: by funding the Transaction’s other Credit Enhancement Features toward their requisite levels so that they are available to prevent shortfalls in Issuing Entity Payments in the future and by transferring funds to the Transaction’s Spread Account so that they can be used to fund a current period’s Issuing Entity Payments that would otherwise go unpaid. The express purpose of these functions is “to assure the . . .timely distributions of proceeds to the securityholders.”8 As such, Cross-collateralization necessarily serves as a Credit Enhancement Feature for Cross-collateralized Transactions.

For the reasons set forth above, we continue to believe that it is permissible to incorporate Cross-collateralization as a feature of a Transaction and still allow the Related Notes to meet the ABS Definition. We therefore request your confirmation that Cross-collateralization features in Transactions, in the various forms described above and in similarly structured forms, would not prevent the Related Notes from meeting the ABS Definition.

2. Senior-Sub Transaction Prospectus Supplement: Revolving Period

We have provided further disclosure on pages S-5 and S-26 of the Senior-Sub Transaction Prospectus Supplement to specify that up to 100% of the asset pool may be represented by the revolving period.

[8]	Reg AB §229.1101(c)(1)

Sara Kalin, Esq.

March 21, 2006

3. Base Prospectus: Description of the Securities.

We have revised the Base Prospectus to remove the language “or any other similar arrangement” on pages 42 and 44 following the disclosure regarding the use of derivative arrangements including interest rate cap or floor agreements, interest rate or currency agreements.

4. Signatures.

We have revised the signature block to the Registration Statement so that James M. Fehleison, Controller of AFS SenSub Corp. and of AmeriCredit Financial Services, Inc. (the Administrator of AFS Funding Trust) is also a signatory.

*    *    *    *    *

We look forward to your response on this matter. Please contact our counsel, John P. Keiserman of Dewey Ballantine LLP by e-mail at jkeiserman@dbllp.com, by telephone at (212) 259-6723 or by fax at (212) 259-6333 with any questions or additional comments regarding this Registration Statement.

Very truly yours,

/s/ J. Michael May, Esq.
J. Michael May, Esq.
Chief Legal Officer, AFS SenSub Corp. and AmeriCredit Financial Services, Inc., Administrator of AFS Funding Trust

Annex A: Comparison of Cross-Collateralization Features in Insured Transactions

Older FSA-Insured Transactions	Newer FSA-Insured Transactions	MBIA- and XLCA-Insured Transactions

first, if funds are needed to pay certain Issuing Entity Payments for the Insured Transaction to which the Spread Account relates (the amount of the shortfall to be funded being the “Deficiency Claim Amount”), then all Spread Account Amounts in the related Spread Account are used to fund the Deficiency Claim Amount;	first, [same as for Older FSA-Insured Transactions];	first, if any Deficiency Claim Amount exists, then all Spread Account Amounts in the related Spread Account are used to fund the Deficiency Claim Amount;

second, (A) if the Insured Transaction to which the Spread Account relates has not reached its targeted level of Overcollateralization, Spread Account Excess Amounts in the related Spread Account are available to build such Overcollateralization and (B) if any Deficiency Claim Amount remains unpaid for an FSA-Insured Transaction after payments pursuant to clause first, then Spread Account Excess Amounts from all other FSA-Insured Transactions that have previously reached their targeted levels of Overcollateralization are used to fund the remainder of such Deficiency Claim Amount;	second, [same as for Older FSA-Insured Transactions];	second, if the related Insured Transaction’s Overcollateralization is not at its targeted level, then Spread Account Excess Amounts from the related Spread Account are used to increase Overcollateralization to the targeted level;

third, if any Deficiency Claim Amount remains unpaid for an FSA-Insured Transaction after payments pursuant to clauses first and second, then all Spread Account Amounts in other FSA-Insured Transactions that have previously reached their targeted levels of Overcollateralization are used to fund the remainder of such Deficiency Claim Amount;	third, [same as for Older FSA-Insured Transactions];	third, if certain expenses for the maintenance of security interests in the vehicles comprising the Related Pool are due and payable, then Spread Account Excess Amounts from the related Spread Account are used to pay such expenses;

fourth, with respect to an Older FSA-Insured Transaction, if the Requisite Amount is not on deposit in the related Spread Account, then (A) if no event of default has occurred under the related insurance agreement but a collateral performance trigger exists, Spread Account Excess Amounts from other Older FSA-Insured Transactions are deposited to that Spread Account to cause the Requisite Amount to be on	fourth, if a Newer FSA-Insured Transaction has previously achieved credit enhancement levels such that the sum of the amount of Overcollateralization plus the related Spread Account Amounts at least equaled the sum of the required level of Overcollateralization plus the Requisite Amount and, subsequently, the sum of the related Overcollateralization and the related Spread Account	fourth, if certain fees and expenses remain due and payable to a successor servicer for the related Insured Transaction, then Spread Account Excess Amounts from the related Spread Account are used to pay such fees and expenses;

1

deposit therein and (B) if an event of default has occurred under the related insurance agreement, Spread Account Excess Amounts from all other FSA-Insured Transactions are deposited to that Spread Account to cause the Requisite Amount to be on deposit therein;	Amounts no longer equals the sum of such targeted levels (such shortfall, an “Enhancement Shortfall”), then (A) if no event of default has occurred under the related insurance agreement, Spread Account Excess Amounts from other Newer FSA-Insured Transactions, up to the amount of such Enhancement Shortfall, are deposited to that Spread Account, (B) if no event of default has occurred under the related insurance agreement and any such Enhancement Shortfall continues to exist after the applications pursuant to clause (A), Spread Account Excess Amounts from Older FSA-Insured Transactions that remain after such amounts are applied pursuant to clause fourth with respect to other Older FSA-Insured Transactions, up to the remaining Enhancement Shortfall, are deposited to that Spread Account and (C) if an event of default has occurred under the related insurance agreement, Spread Account Excess Amounts from all other FSA-Insured Transactions are deposited to that Spread Account, up to the amount of such Enhancement Shortfall;

fifth, if amounts that were previously withdrawn from a Cross-collateralized Transaction’s Spread Account pursuant to clause third have not been reimbursed to that Spread Account, then Spread Account Excess Amounts from all other FSA-Insured Transactions are deposited to that Spread Account to reimburse for such prior withdrawals;	fifth, [same as for Older FSA-Insured Transactions];	fifth, if certain amounts remain due and payable to the related Insurer, then Spread Account Excess Amounts from the related Spread Account are used to pay such amounts;

sixth, if the servicer for the related FSA-Insured Transaction has not paid certain fees or indemnities that it is required to pay to any transaction party (e.g., trustees) for the related securitization, then all Spread Account Amounts in the related Spread Account will be transferred to the related Issuing Entity so that it may pay such amounts; and	sixth, [same as for Older FSA-Insured Transactions];	sixth, if any Deficiency Claim Amount remains unpaid in a Cross-collateralized Transaction after application of funds from the related Spread Account pursuant to clause first, then Spread Account Excess Amounts from all Cross-collateralized Transactions are deposited to the related Spread Account to fund such Deficiency Claim Amount;

seventh, (A) if any amounts described in clause sixth remain unpaid with respect to any FSA-Insured	seventh, [same as for Older FSA-Insured Transactions];	seventh, if any Cross-collateralized Transaction’s Spread Account is not funded to its Requisite Amount

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Transaction, then Spread Account Excess Amounts from all other FSA-Insured Transactions will be transferred to the related Issuing Entity so that it may pay such amounts and (B) any remaining Spread Account Excess Amounts are released to the certificateholder for the related FSA-Insured Transaction.	(without giving effect to any increases in that Requisite Amount due to collateral performance, or other, triggers) after the twelfth distribution date for such Cross-collateralized Transaction, then Spread Account Excess Amounts from all Cross-collateralized Transactions are deposited to the related Spread Account to cause such amount to be on deposit in that Spread Account;

eighth, if the Overcollateralization for any Cross-collateralized Transaction is not at its targeted level after the twelfth distribution date for such Cross-collateralized Transaction and after application of funds from the related Spread Account pursuant to clause second, then Spread Account Excess Amounts from all Cross-collateralized Transactions are deposited to the related Spread Account to be applied to increase such Overcollateralization;

ninth, if premium or other amounts remain due and payable to the Insurer under any Cross-collateralized Transaction, then such amounts are paid to the Insurer from Spread Account Excess Amounts from all Cross-collateralized Transactions;

tenth, if any indemnification amounts remain due and payable from the servicer to the backup servicer under the related Insured Transaction, then such amounts are paid to such backup servicer from that Insured Transaction’s remaining Spread Account Excess Amounts; and

eleventh, any remaining Spread Account Excess Amounts are released to the certificateholder for the related Insured Transaction.

A-3